12014926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 68304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012
310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Latour Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Faucon — 212-219-6000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Faucon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Latour Trading LLC, as of December 31 ,20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL GRAND NOTARY PUBLIC STATE OF NEW YORK NO. 02GR6228892 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 09/27/2014

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

LATOUR TRADING LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Latour Trading LLC

We have audited the accompanying statement of financial condition of Latour Trading LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Latour Trading LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2012

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash	$ 1,813,878
Receivables from clearing brokers, less allowance for doubtful accounts of $3,629,604 (see note 6)	186,024,695
Securities owned, at fair value	456,217,733
Due from Parent	771,663
Other assets	1,173,216
	$ 646,001,185
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 553,189,127
Accounts payable and accrued expenses	3,986,215
Due to Managing Member	238,290
Total liabilities	557,413,632
Members' equity	88,587,553
	$ 646,001,185

See accompanying notes to financial statement.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital Investments LLC (the "Parent"). Tower Research Capital LLC is the managing member ("Managing Member") of the Company. The Company's operations consist primarily of proprietary trading in, but not limited to, equities and futures markets in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the CBOE Stock Exchange ("CBSX"), which is its designated examining authority.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and Expense Recognition from Securities and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on a trade-date basis and unrealized gains and losses are reflected in revenues.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes, using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP. GAAP requires the current and deferred expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's owner remains subject to income tax audits for the period beginning and subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2011
Assets (at fair value)	
Total Investments in securities	
Common Stocks	$ 456,217,733
Liabilities (at fair value)	
Total securities sold short	
Common Stocks	$ 553,189,127

3. Futures contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contracts. The daily fluctuations are recorded as unrealized gains or losses by the Company. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by an FCM, the Company is exposed to counterparty risk related to the viability of the FCM.

Derivative financial instruments are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices. Unrealized gains and losses for long and short level 1 futures of $80,720,205 and $47,829,265, respectively, are included in the receivables from clearing brokers balance on the Statement of Financial Condition. Open equity in the amount of $32,890,940 in futures transactions and $16,901,527 due to clearing broker, resulting in a net receivable balance of $15,989,413, are included in receivables from clearing brokers at December 31, 2011. The notional value of these futures transactions is $7,116,198,145 and $6,480,077,345, for the long and short positions, respectively, at December 31, 2011. The Company's derivatives trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

The Company's gains related to derivatives trading activities for the year ended December 31, 2011 in accordance with accounting standards related to derivative instruments and hedging activities are $1,882,022,451. These gains are not representative of the Company's individual business unit results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. These gains are included in principal transactions in the Statement of Operations.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $35,103,000, which was approximately $34,103,000 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and commodities that may increase in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Receivables from clearing brokers

The amounts receivable from clearing brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

The Company carries its receivables from clearing brokers account at a value that includes an aggregate of net cash balances and the equity or deficit in open futures transactions, less an allowance for doubtful accounts. On a periodic basis, as applicable, the Company evaluates these accounts and establishes an allowance for doubtful accounts, if needed, based on a history of past write-offs and collections and current credit conditions.

The Company has an account with MF Global Inc. ("MF Global"). MF Global is currently in liquidation under the supervision of a trustee. All of the Company's open futures positions were transferred or liquidated. At December 31, 2011, the Company had a remaining cash receivable of approximately $4,500,000 due from MF Global. The Company has recognized a bad debt expense in its Statement of Operations of approximately $3,600,000 relating to that receivable, due to the uncertainty surrounding the remaining assets at MF Global. The MF Global bankruptcy has not materially affected the Company's operations.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. The Company does not consider itself to be at risk with respect to its cash balances.

A significant portion of the Company's equity is manifested in securities and futures positions and cash balances carried by the Company's clearing brokers. The Company monitors the financial standing of these clearing brokers and, (other than those mentioned in note 6), is confident that it does not have significant risk in regard to its relationships.

8. Rule 15c3-3

The Company transacts business only for its own account and not for the account of any customers. The Securities and Exchange Commission Rule 15c3-3 does not apply to the Company.

9. Related party transactions

The Company has an expense sharing agreement with the Managing Member. Pursuant to this expense sharing agreement, the Company pays rent for office space and equipment, office and administrative support services, travel expenses, and other employee related expenses. In addition, the Company pays a system maintenance fee and a fixed dedicated line fee to the Managing Member which is calculated monthly. For the year ended December 31, 2011, the total fees charged by the Managing Member were $2,117,943, included in consulting expense on the Statement of Operations. As of December 31, 2011, $238,290 is due to the Managing Member related to these expenses, as stated on the Statement of Financial Condition.

The Company has entered into a contract which provides for a portion of the Company's profits to be paid as a consulting incentive. During the year ended December 31, 2011, the Company incurred $97,028,337 of this expense, which has been included in the Statement of Operations as consulting incentive. At December 31, 2011, a related receivable of $771,663, due to an overpayment, is reflected in due from parent on the Statement of Financial Condition. The Company has a contract agreement with an employee, which guarantees a base salary through June 2012.

9. Related party transactions (continued)

The Managing Member shares a stipend with the Company and certain other affiliates on a pro rata basis based on monthly trading volume. Total income for the year ended December 31, 2011 was $189,309 and is included in principal transactions on the Statement of Operations. A related receivable of $67,032 is included in other assets on the Statement of Financial Condition.

10. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Managing Member, during the year ended December 31, 2011, there was a $34,050 contribution to the Plan.

11. Subsequent events

On January 9, 2012, the Company made a $20 million distribution to its Parent.